Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

31 December 2011

OPERATIONS

Total cash receipts from customers during the quarter ended 31 December 2011 were $1.45 million and $3.80 million for the half-year ended on that date.  Following the raising of $10.89 million in net funds from the placement of 60 million shares in late July, the Company’s cash reserves were $12.58 million at the end of the quarter under review.

Gross revenues generated by the Company’s Australian testing operations were ahead of budget for the first half of the 2012 financial year.  Further information regarding sales and operations will be provided to the Market in the Company’s Half-Year Report and accompanying ASX Appendix 4D which will be released prior to the end of February 2012.

BREVAGen™ breast cancer risk test

In June 2011, the Company’s U.S.-based subsidiary, Phenogen Sciences Inc., initiated in seven regions within the U.S. market a soft launch of BREVAGen™, a predictive risk test for women at intermediate risk of developing breast cancer.  This pilot commercial roll-out was targeted to obstetricians and gynaecologists.  BREVAGen™ is the first clinically validated predictive risk assessment tool for breast cancer combining a woman’s genetic information with clinical data.  The test assists physicians to more accurately stratify patients by risk class and to develop personalized risk management plans.

During the December quarter, inspectors from the Centers for Medicare and Medicaid Services (“CMS”) in the U.S. visited the Company’s laboratory in Victoria, Australia to conduct the first survey of this facility under the U.S. Clinical Laboratories Improvement Amendments (“CLIA”).  The survey process was successfully completed prior to the end of December 2011 and the Company anticipates that the resulting Certificate of Compliance will be issued during the first quarter of the 2012 calendar year.

Following the granting of this Certificate, and the lodgement of procedural out of state licensure forms, the BREVAGen™ test will be available for sale in an additional six states, bringing the total to 49 of the 50 U.S. states, including the key healthcare markets of California and Florida.  At that time, it is likely that the Phenogen sales team will be expanded into some of the larger markets in those new states.  It is anticipated that approval from the last remaining state (New York) will be achieved by the end of 2012.

The Company has continued the credentialing process during the quarter, targeting the top-10 preferred provider organisations (PPOs) in the U.S., which represent more than 80 percent of the covered lives in the markets currently serviced by Phenogen.  As of the date of this Report, two contracts with PPOs had been executed, with two more in late stage negotiations, collectively covering approximately 45 percent of the covered lives in Phenogen’s current markets, or 30 percent of the total number of covered lives across the United States.  As the number of contracted PPOs continues to grow in coming months, the Company anticipates that the rate of reimbursement by the respective insurance companies will accelerate.

Phenogen continues to develop an impressive list of supportive Key Opinion Leaders (KOLs) and a range of marketing initiatives are planned for the second half of the 2012 financial year to utilise this network.

The positive initial market reaction to the BREVAGen™ test has reinforced the fact that clinical application is a key determinant of test adoption.  In particular, feedback from obstetricians and gynaecologists has now concentrated sales efforts around the significance of a women’s lifetime estrogen exposure to her breast cancer risk.

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Over 75 percent of sporadic breast cancer is estrogen positive.  Since the BREVAGen™ test contains both clinical and genetic factors that examine the effect of estrogen exposure, physicians can develop a long term patient “breast health” plan to maximise the chances of detecting breast cancer.  This is especially useful for symptoms presented in peri-menopausal women as they enter a stage of life where breast cancer risk increases.

Currently, the BREVAGen™ test is only validated for use in Caucasian women of European descent who are more than 35 years old, however, further validation studies are being investigated in an effort to expand the test to include other ethnicities.  Preparations are now underway to initiate a BREVAGen™ validation study in Hispanic women.  This new study will also expand the panel of genetic markers associated with breast cancer in this target population.  In addition, the study will include patients > 35 years old, in keeping with currently available clinical risk models.  The Company has identified the study’s principal investigator with expectations that the study will begin in first half of calendar 2012.

“For the first time, BREVAGen™ allows clinicians to make informed decisions for the vast majority of patients with non-familial or sporadic risk of breast cancer based on their personal genetics, not simply a statistical risk score,” said Dr. Eric Jacoby, Senior Partner at Personalized Women’s Healthcare, in Plano, Texas, and an early adopter of the BREVAGen™ test.  Dr. Jacoby added, “The results I receive from the BREVAGen™ test are making it much easier for the patient and I to decide on an appropriate level of monitoring and, if necessary, a more intensive surveillance plan of action including Magnetic Resonance Imaging or chemoprevention.”

According to Dr. Owen Winsett, Founder and General Surgeon at The Breast Center of Austin, Texas, “Practices that are proactive in measuring breast cancer risk will welcome the addition of this in-office individualized risk assessment tool.  We are passionate about breast cancer prevention, and BREVAGen™ provides a critical piece of the risk assessment puzzle.  BREVAGen™ is an easy to perform and interpret test to give us information on whom we should provide closer monitoring and screening.”

Australian market

In the medical division, oncology tests were successfully promoted at C.O.S.A., while Breast Surgeons were enthusiastic about the concept of the BREVAGen™ test at their annual conference “A.S.B.D.”.  In preparation of the test’s launch in 2012, the Australian / New Zealand website (www.brevagen.com.au) was also launched to support future sales efforts.

In forensics, the NSW Police Force agreed to extend their current contract, while a new online animal forensics course (www.animalforensics.com.au) was launched targeting Local Government Councils and Veterinarians.  The course training ensures that forensic evidence can be successfully collected and be of sufficient standard for use in legal proceedings.

In order to better address the Company’s investment relations obligations, a new corporate-specific website has been developed (www.gtgcorporate.com) which provides easy access to the Company’s corporate and financial information.  In it, potential investors can view the latest Company presentations, obtain up to date share prices and find the latest Company announcements.

The Animals division has been expanding sales through a variety of Breed Clubs with a focus on working dogs.  Several such Clubs have also requested the development of a breed-specific identification test; based on the success of the Company’s established BITSA test.  Such tests will be used by Breed Clubs to determine the validity of a dog’s membership and to ensure a breed’s true lineage is maintained within the club.

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LICENSING AND IP

Assertion programs

The Company’s intellectual property portfolio, including the patents acquired from Perlegen Sciences Inc., continues to strengthen, with 140 patents now granted and a further 108 (including divisional and provisional patents) pending, including the patents that were granted during the quarter.

On 26 May 2011, the Company announced it had filed a further patent infringement law suit in the U.S., in the U.S. District Court for the District of Colorado, asserting infringement of its primary non-coding patent against the following parties:

•                       Agilent Technologies Inc.;

•                       Bristol-Myers Squibb Company;

•                       Eurofins STA Laboratories Inc.;

•                       GlaxoSmithKline PLC;

•                       Hologic Inc.;

•                       Merial LLC;

•                       Navigenics Inc.;

•                       Neogen Corporation / GeneSeek Inc.;

•                       Pfizer Inc.; and

•                       454 Life Sciences Corporation.

This suit is in addition to a seven-party suit filed in January 2011 in the U.S. District Court for the Western District of Texas for infringement of the same technology.  The Company is pleased to report that the counterparties to the Texas suit are in active settlement discussions.  Subsequent to filing the suit in Colorado, Settlement and License Agreements have been executed with both Navigenics Inc. and Hologic Inc.  Settlement discussions with certain other parties to the Colorado suit are progressing.

All infringement suits are prosecuted by the Company’s Colorado based law firm Sheridan Ross P.C. and, due to arrangements previously put into place, should not have a material adverse impact on Genetic Technologies’ finances.

Other licensing activities

In addition to the licenses granted as part of the Company’s formal assertion program as detailed above, the Company itself is actively pursuing licenses in respect of its non-coding technology in the U.S. and other jurisdictions, principally in Europe.  During the December quarter, the Company executed a Settlement and License Agreement with AutoImmun Diagnostika GmbH of Strassberg, Germany under which that company has been granted non-exclusive rights to a number of GTG owned non-coding DNA patents.

RESEARCH AND DEVELOPMENT

As part of the Company’s strategy to place a stronger emphasis on the expansion of its cancer diagnostic franchise, its research programs are being progressed with a view to out-license, co-develop or partner the respective technologies.

•                      The RareCellect™ project has been presented to a variety of industry players.  Discussions with a number of large international companies interested in pursuing potential commercial collaborations are continuing, with several parties progressing their advanced due diligence on the RareCellect™ data and samples.

•                      Stakeholders associated with the ImmunAidTM project are now actively exploring fundraising / collaboration / partnership discussions with a variety of third parties with the goal of expediting the development and potential commercialisation of the ImmunAid™ technology, following the recent granting of a key patent in Europe.

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CORPORATE MATTERS

On 3 October 2011, Dr. Mervyn Cass was appointed as a Director of the Company.

On 24 October 2011, a total of 875,000 options which had previously been issued to former employees of the Company were cancelled.

On 21 November 2011, the 2011 Annual General Meeting of shareholders of the Company was held.  All four resolutions that were put before the shareholders at the Meeting were passed on a show of hands.

On 16 December 2011, Mr. Sidney C. Hack resigned as a Director of the Company and as its Non-Executive Chairman.  Also on 16 December 2011, Dr. Melvyn J. Bridges was appointed as a Director of the Company and as its Non-Executive Chairman.

During the quarter, US-based life sciences specialist investment bank Ladenburg Thalmann & Co. initiated research coverage on the Company.  A copy of the report is available on the Company’s website.

Signed on behalf of Genetic Technologies Limited

Dated this 30th day of January, 2012
DR. PAUL D.R. MacLEMAN
Chief Executive Officer

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Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000.  Amended 30/9/2001, 24/10/2005.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)
17 009 212 328	31 DECEMBER 2011

Consolidated statement of cash flows

			Current quarter (December 2011) A$	Year to date (six months) A$
		Cash flows related to operating activities
1.1		Receipts from customers	1,453,130	3,803,307
1.2	Payments for	(a) staff costs	(1,847,853)	(3,671,781)
		(b) advertising and marketing	(92,651)	(173,089)
		(c) research and development	—	—
		(d) leased assets	—	—
		(e) other working capital	(1,785,646)	(3,653,665)
1.3		Dividends received	—	—
1.4		Interest and items of a similar nature received	70,687	208,486
1.5		Interest and other costs of finance paid	(11,036)	(24,790)
1.6		Income taxes paid	—	—
1.7		Grant and other income	—	—
		Net operating cash flows	(2,213,369)	(3,511,532)

+ See chapter 19 for defined terms.

		Current quarter (December 2011) A$	Year to date (six months) A$
1.8	Net operating cash flows (carried forward)	(2,213,369)	(3,511,532)

	Cash flows related to investing activities

1.9	Payment for the acquisition of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	(10,028)	(22,508)
	e) other non-current assets	—	—
1.10	Proceeds from the disposal of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	—	—
	e) joint venture interest	—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	(10,028)	(22,508)

1.14	Total operating and investing cash flows	(2,223,397)	(3,534,040)

	Cash flows related to financing activities

1.15	Net proceeds from the issue of shares	—	10,894,537
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	—	—
1.18	Repayment of borrowings from third parties	—	—
1.19	Dividends paid	—	—
1.20	Repayment of finance lease principal	(12,331)	(24,477)

	Net financing cash flows	(12,331)	10,870,060

	Net increase / (decrease) in cash held	(2,235,728)	7,336,020

1.21	Cash at beginning of quarter / year to date	14,866,102	5,104,667
1.22	Exchange rate adjustments	(49,686)	140,001
1.23	Cash at end of quarter	12,580,688	12,580,688

Note: certain minor adjustments have been made to prior quarter figures to ensure consistency of treatment.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	107,301
1.25	Aggregate amount of loans to the parties included in item 1.11	—
1.26	Explanation necessary for an understanding of the transactions

The amount included at Item 1.24 includes $63,045 paid to Directors during the quarter in respect of fees and superannuation.  The amount also includes $44,256 in commissions and consulting fees paid to a former Director and substantial shareholder in respect of services rendered to the Company by that individual.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
None during the quarter under review

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
None during the quarter under review

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	—	—
3.2	Credit standby arrangements Hire purchase facility	2,500,000	43,401

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:		Current quarter (December 2011) $A	Previous quarter (September 2011) $A
4.1	Cash on hand and at bank	1,580,688	1,866,102
4.2	Term deposits	11,000,000	13,000,000
4.3	Bank overdraft	—	—
4.4	Commercial Bills of Exchange	—	—
	Total cash at end of quarter (item 1.23)	12,580,688	14,866,102

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	Not applicable	Not applicable
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal (note)
5.4	Total net assets
5.5	Nature of business

Compliance statement

1                      This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2                      This statement does give a true and fair view of the matters disclosed.

Sign here:		Date:	30 January 2012
Chief Executive Officer

Print name:	Dr. Paul D.R. MacLeman

Notes

1.                             The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.                             The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requested by AASB 107 that are not already itemised in this report.

3.                             Accounting Standards.  ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.